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                                   Exhibit (q)

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

         Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-2(b)(12)(ii) and Method of Computing the Adjustment in Payments and Cash Values for Conversions Pursuant to Rule 6e-2(b)(13)(v)(B).

                                  INTRODUCTION

         1. Rule 6e-2(b)(12) under the Investment Company Act provides exemption from Sections 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. Rule 6e-2(b)(13)(v) provides exemption from Section 27(f) of the Act for variable life insurance policies which, among other conditions, provide for the right to convert the policies to fixed benefit life insurance within twenty-four months after the policies are issued. Both Rules refer to materials which must be included in the separate account's filing with the Commission pursuant to paragraph (b)(3)(ii) of Rule 6e-2.

         2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, "under the same terms and conditions as a separate account claiming exemption under Rule 6e-2." Therefore a separate account which registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-2(b)(12)(ii) and 6e-2(b)(13)(v) as exhibits to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the variable life insurance policies ("Policies") proposed to be offered in connection with Northwestern Mutual Variable Life Account ("Account"), a separate investment account of The Northwestern Mutual Life Insurance Company ("Northwestern").

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                              RULE 6e-2(b)(12)(ii)

         3. Rule 6e-2(b)(12)(ii) provides exemptions from the sections and rule cited above to the extent "necessary for compliance with . . . Rule 6e-2 or with insurance laws and regulations and established administrative procedures of the life insurer with respect to issuance, transfer and redemption procedures for variable life insurance contracts funded by the separate account including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . .." The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of the state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

                               ISSUANCE PROCEDURES

            A. Premium Rate Structure and Insurance Underwriting Standards

         4. Premiums for the Policies, like premiums for Northwestern's established series of conventional, fixed benefit life insurance policies, will depend on the age, sex and insurance risk classification of the proposed insured, as well as the amount of insurance being purchased. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

         5. The premiums for a Policy will be set forth in the Policy itself. Premiums for Policies at illustrative ages and amounts are included in the prospectus. The prospectus illustrations, like those in the prospectuses for variable life insurance policies offered by Northwestern's competitors, are based on premium rates for standard risks. It is expected, however, that about 80% of applicants for the Policies will qualify for more favorable premiums offered to nonsmokers in the select classification. Smaller percentages will qualify only for one of several classifications less favorable than standard, and will pay higher premiums than standard.

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         6. The premiums for the Policies are based on the 1980 Commissioners
Standard Ordinary Mortality Table, notwithstanding the reference to the 1958 Commissioners Standard Ordinary Mortality Table in the definition of "sales load" in Rule 6e-2(c)(4). The cost of insurance is lower under the 1980 CSO Table reflecting improvements in longevity since the earlier table was developed. Northwestern recently filed a policy for another of its product lines, based on the 1980 CSO Table, with the Commissioner of Insurance of Wisconsin, Northwestern's domiciliary state. The Wisconsin Commissioner has taken the position that an insurance company which updates one product line to the new table must thereafter use the 1980 CSO Table for all subsequent filings. Accordingly, Northwestern is required by state law to use the 1980 CSO Table for determining premiums for the Policies.

         7. As a mutual life insurance company organized in Wisconsin, Northwestern is also required to offer its insurance contracts as participating policies which share equitably in Northwestern's divisible surplus. The Policies accordingly have been designed on a participating basis. It is anticipated, based on Northwestern's current experience with conventional, fixed benefit insurance, that significant dividends will be paid on the Policies. Dividends provide the mechanism whereby the insurance company's policyholders share in the company's experience. Since the pricing assumptions which underlie life insurance policies are quite conservative, actual experience as it emerges tends to be significantly more favorable than what was assumed. The greater part of the dividends paid under Northwestern's fixed benefit policies arises from investment rates of return which are substantially greater than the assumed rates of 2% to 4% on the policies presently outstanding. This investment aspect of dividends does not relate to the Policies because the design of a variable life insurance policy provides a direct mechanism for reflection of investment results. The other factors for dividends, including the dividends for fixed benefit policies, are the mortality and expense results. While these provide less than one-half of the dividend amounts for fixed benefit policies, they will be the entire source of the dividends paid on the Policies.

         8. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court(1) has created legal liability issues for employers

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(1) Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).


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who purchase, or are otherwise involved in the purchase of, insurance products which are priced so as to reflect these differences. The Policies will accordingly be offered on a unisex pricing basis for use as required in such situations.

            B. Procedures for Placing a Policy in Effect

         9. When a proposed insured applies for a Policy, Northwestern will begin the same process of risk evaluation which takes place when an application for a fixed benefit insurance policy is received. Several days or weeks may elapse from the date of the application until this underwriting procedure is completed and, if insurability is established, the Policy is issued and delivered to the owner. However, when the Policy is issued, the insurance coverage and investment experience relate back to the Policy Date. If the insured dies in the interim, after at least one month's premium has been paid, Northwestern pays the death benefit to the beneficiary unless it is determined that the application would have been rejected.

         10. If the applicant for insurance pays at least one month's premium when the application is submitted, the Policy Date will be the date when Northwestern receives the latest of (1) the premium amount, (2) the application and (3) medical evidence of insurability.

         11. If the application is submitted without any premium, the underwriting procedure will be carried out and the Policy will be issued and delivered in due course. In that case the Policy Date will be 7 days after the date on which the application is finally approved and the Policy is issued, provided that the Policy is in fact delivered within 30 days after the approval date and the premium is paid at that time. If more than 30 days elapse, the Policy Date will be the date when the premium is paid.

         12. For life insurance purposes, one's age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 31 days if backdating results in a lower insurance age and if backdating is permitted by applicable state insurance law.

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         13. Upon request, the Policy Date may be a future date. In that case, term insurance is available for the interim period, to the extent permitted by applicable state insurance law.

         14. In any case, the Policy Date is the date as of which investment experience begins. For all purposes under the Policies, the Account values for any date are determined as of the close of business on that date, or whenever the assets of the Account are next valued. Assets of the Account consist entirely of shares of Northwestern Mutual Variable Life Series Fund, Inc. ("Fund") and shares of each series of the Fund are valued daily as of the close of trading on the New York Stock Exchange.

         15. The suicide and incontestability periods under a Policy will run from the Issue Date. The Issue Date will not necessarily coincide with the Policy Date, for the reasons indicated above.

            C. Premium Processing

         16. The Policies are structured as annual premium contracts, even though semiannual, quarterly and monthly premium frequencies will be available. The net annual premium, after the deductions described in the prospectus, will be placed in the Account on the Policy Date or the Policy anniversary each year. The Policy anniversary will be the anniversary of the Policy Date. The death benefit will be adjusted to reflect investment experience on the Policy anniversary and only on the Policy anniversary, so long as the Policy remains in force on a premium-paying basis. The amount of any dividend will be paid annually as of the Policy anniversary, and applied to purchase additional variable life insurance on that date, unless the Policy owner has elected to use the dividend in one of the other ways permitted by the Policy.

         17. Since the net annual premium is placed in the Account on the Policy Date and each Policy anniversary, regardless of the premium frequency elected and regardless of the timeliness of premium payments, so long as the Policy does not lapse, the actual date on which a premium is received will not affect the Policy's investment experience. Northwestern will transfer the net annual premium amount from its general account to the Account as of the Policy

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Date and as of each Policy anniversary. Receipt of a premium by Northwestern represents a transaction between the Policy owner and Northwestern's general account.

         18. Transactions between the Account and the general account of Northwestern will be effected as of the dates determined in accordance with the terms of the Policies, but the transactions will not in all cases be physically processed on those dates. For example, as described above, the Policy Date will often not be determined until several days or weeks after that date, but the first annual premium will nevertheless be placed in the Account as of that date when it is subsequently determined. Similarly, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern receives notification. Because of the timing discrepancies the total assets of the Account will not always exactly match the sum of the interests in the Account represented by all of the Policies outstanding. An accounting routine will be established to reconcile these amounts at least once each year, as of December 31, and the amount of assets in the Account will be adjusted as required.

         19. The sum of premiums paid more frequently than annually is greater than the amount of the annual premium, reflecting the additional administrative costs of processing more premiums and the time value of money at 12% interest.

                               TRANSFER PROCEDURES

         20. The Account consists of four divisions, corresponding to the Stock, Bond, Money Market and Master Portfolios of the Fund. All assets of each division are invested in shares of the corresponding Fund Portfolio. The Policy owner may direct that accumulated amounts under his Policy be transferred from one division to another. The Policy provides for up to four transfers in a Policy year. Northwestern does not intend to enforce this limitation but reserves the right to do so if the volume of transfers exceeds expectations or if a particular Policy owner inappropriately attempts to use a Policy as a short-term investment trading vehicle. The Policy also reserves the right to charge an administrative fee for transfers. The amount of the fee will

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not exceed the corresponding expenses. No fee is presently contemplated.
Transfers will be effected as of the date when a written request is received at Northwestern's Home Office.

                              REDEMPTION PROCEDURES

            A. Surrender for Cash Value

         21. The owner of a Policy may surrender it for the cash value of the Policy at any time upon written request during the lifetime of the insured. Northwestern will affix a date and time stamp when the request is received at its Home Office and pay the cash value computed as of that day.

         22. For its conventional fixed benefit insurance, Northwestern has developed performance goals for the timeliness of responses to requests for payment of policy benefits, including payment of cash and loan values. Performance is closely monitored and data are compiled on a weekly basis. The data for the week of January 23 to January 27, 1984, which was a representative week and the most recent for which data are available as this statement is being prepared, show that 86% of surrender requests and 89% of loan applications were processed within five days, and 96% of both surrenders and loans were processed within nine days. For variable life insurance, Northwestern will use the same administrative procedures, except that special handling procedures will be implemented to assure that benefits under the Policies are, in any event, paid within seven days after a request with the necessary information is received.

         23. The cash value for a Policy on any date when the premiums have been timely paid, or when the Policy has lapsed but remains in force as a reduced amount of variable paid-up insurance, is equal to the sum of the investment bases in each of the four divisions of the Account on that date. The investment bases are defined in the next paragraph below. Since the investment bases for the periodic premium Policies reflect the annual premium structure of the Policy, the cash value will be adjusted to reflect any premiums paid, or due and unpaid, or not yet due, on another premium frequency. The total cash value of a Policy also includes any

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dividend accumulations. After the Policy has lapsed, unless reduced variable paid-up insurance has been selected, the cash value is the amount of the net single premium for the reduced fixed benefit paidup insurance, including the cash value of any fixed benefit paid-up additions which have been purchased with dividends based on the attained age of the insured and the table of net single premiums in the policy, less the amount of any policy loan outstanding. If extended term insurance is in force instead of fixed benefit paid-up insurance, the net single premiums used to determine the cash value and based on the Commissioner's 1980 Extended Term Insurance Table. See Paragraph 30 below.

         24. The investment base of the Policy for a division of the Account on any date is the algebraic sum of four amounts: (1) the tabular cash value apportioned to the division, based on the table of cash values at each anniversary which appears in the Policy, and adjusted for the time elapsed from the most recent anniversary; (2) the division's portion of the net single premium for the amount of variable insurance in effect (disregarding the minimum guaranteed amount of insurance) based on a table of net single premiums in the Policy and investment experience from the Policy Date to the most recent anniversary; (3) the net single premium for the amount of any variable benefit paid-up additions which have been purchased with dividends and apportioned to the division; and (4) an adjustment amount which reflects investment experience for the period from the most recent anniversary to the date for which the computation is being made. The investment base for a division is reduced by the amount of any Policy loan outstanding and apportioned to the division. Outstanding Policy loans are apportioned among the four divisions in the same ratios as other Policy amounts.

         25. When a surrender of a Policy is effected, Northwestern will pay the cash value out of its general assets. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern's general account as of the effective date of the surrender.

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            B. Payment of Death Benefit

         26. Northwestern will pay the death benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at its Home Office of proof of the death of the insured. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

         27. The death benefit for a Policy on any date when premiums have been timely paid will be equal to the sum of (1) the minimum guaranteed face amount of the Policy, (2) any positive variable life insurance amount determined as of the preceding anniversary, (3) any variable benefit paid-up additions purchased with dividends, and (4) the amount of any dividend accumulations and any dividend at death, less (1) the amount of any Policy loan outstanding and (2) in the case of an insured who did not meet standard or select underwriting criteria, an adjustment to take into account the particular risk classification assigned. The death benefit is adjusted to reflect any prepaid premium, or any premium due if the insured dies during the grace period. The death benefit will not be less than the amount of insurance calculated by applying the Policy's cash value (less any dividend accumulations and dividend at death) as a net single premium at the insured's attained age plus any dividend accumulations and dividend at death, less the amount of any Policy loan outstanding.

         28. Northwestern will pay the death benefit for a Policy out of its general assets. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Account as of the date of death will be transferred from the Account to Northwestern's general account.

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            C. Lapse and Reinstatement

         29. The periodic premium Policy provides a grace period of 31 days2 for payment of any premium not paid when due. If the premium is paid during the grace period, the policy values will not be affected by the delay in paying the premium. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid premium as described in the description of the death benefit above.

         30. If a premium is not paid within the grace period, the policy will lapse. The lapsed policy will continue in force as fixed benefit extended term insurance in the same amount as was in force just prior to the due date of the unpaid premium and as of the due date. The length of the term for this coverage will be determined by applying the amount of cash value, determined as of the last day of the grace period, as a net single premium at the attained age of the insured. If the insured was not in the standard risk classification or better, term insurance will not be available and a reduced amount of paid-up insurance will be provided instead as described in the next paragraph below.

         31. In lieu of fixed benefit extended term insurance the owner of a lapsed Policy may elect a reduced amount of paid-up insurance. The election must be made within three months after the due date of the first unpaid premium. Either fixed benefit or variable benefit paid-up insurance may be selected, except that variable benefit paid-up insurance is available only if the Policy has a cash value of at least $1,000. The amount of insurance is determined by applying the cash value plus the amount of any Policy loan outstanding as a net single premium, based on the premium table in the Policy, at the attained age of the insured. The Policy loan then remains outstanding.

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2    In administering the Policies Northwestern intends to use a 66-day period, instead of 31 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern's fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy owners knew that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 31 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the expiration of the grace period and the death benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

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         32. When a Policy lapses and extended term insurance or fixed benefit paid-up insurance goes into effect, the Policy ceases to have any interest in the Account. An amount equal to the interest of the Policy in the Account, determined as of the last day of the grace period, will be transferred from the Account to Northwestern's general account as of the due date of the unpaid premium.

         33. A lapsed Policy may be reinstated within five years after the premium due date unless the Policy has been surrendered for its cash value. Reinstatement is conditional upon evidence of insurability and payment of the greater of (1) all unpaid premiums plus interest at 6% or (2) 110 percent of the increase in cash value which results from reinstatement plus unpaid premiums, with interest at 6%, for any optional riders attached to the Policy. Reinstatement will be effected as of the date when the request is received or any future date requested, and investment experience in the Account will continue from that date. Northwestern will calculate the cash amount required upon request. Following reinstatement, the Policy will have the cash value, death benefit and loan value which it would have had if the Policy had not lapsed. The cash amount required to reinstate a Policy will be paid into Northwestern's general account and the amount required for the Policy's separate account reserve will be placed in the Account as of the reinstatement date. Any Policy loan outstanding, with interest thereon, must be either repaid or reinstated.

            D. Policy Loans and Loan Repayments

         34. The Policies provide that the owner may borrow from Northwestern using the Policy as collateral security. The maximum loan value is 75% of the cash value of the Policy during the first Policy year and 90% thereafter. If a Policy loan is already outstanding, these limitations are applied to the amount of cash value which the Policy would have if there were no loan.

         35. The Policy provides that loans will be made upon written request. Northwestern also intends to honor requests made at the offices of its agents in accordance with procedures

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presently in place for fixed benefit policies. In that case the request will be transmitted to the Home Office for processing. In any event, the check for the loan proceeds will be mailed from the Home Office, usually the next business day after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day after the request for the loan was submitted but before processing took place and interest will accrue on the loan from the date of the check.

         36. The owner of a Policy may elect an automatic premium loan feature whereby the loan value of the Policy will be available to pay any overdue premium. The feature may be elected or revoked at any time by written request.

         37. Interest on a Policy loan accrues and is payable on a daily basis. Unpaid interest is added to the principal. The Policy will terminate if the cash value of the Policy falls to zero, but written notice will be mailed to the owner of the Policy at least 31 days before the termination date. The notice will state the amount which must be repaid to keep the Policy in force.

         38. The owner of the Policy may choose between two Policy loan interest rates. One is a fixed rate of 8% and the other is a variable rate based on a corporate bond index with an annual adjustment and minimum of 5%. The choice of rates is made on the application form and may be changed as of January 1 any year upon written request.

         39. When a Policy loan is effected, the loan amount is taken from the divisions of the Account in proportion to the amounts in the divisions. The amounts withdrawn from the Account are credited with an earnings rate equal to the Policy loan interest rate in effect less an amount for expenses, including taxes. The amount deducted for expenses is disclosed in the prospectus. This earnings rate is in lieu of the investment experience of the Account. The amounts of any loan repayments will be transferred from Northwestern's general account to the divisions of the Account, in proportion to the amounts in the divisions, and will thereafter participate in the Account's investment experience.

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            E. Optional Payment Plans

         40. The Policies describe several fixed benefit installment payment plans, including fixed annuities with life contingencies, pursuant to which death proceeds or the cash value of a surrendered Policy may be paid at the option of the owner or beneficiary. The Policy sets forth the terms and limitations for each plan, defines the persons who are entitled to make the selections and receive benefits, and refers to procedural rules.

                         METHOD OF COMPUTING ADJUSTMENT
                             UPON EXCHANGE OF POLICY

         41. In accordance with Rule 6e-2(b)(13)(v), the Policy provides that the owner may exchange the Policy for a conventional whole life insurance policy with benefits that do not vary with the investment experience of a separate account. The fixed benefit policy will be issued by Northwestern, will be on the life of the same insured, and will have the same face amount, Policy Date and issue age as the Policy being exchanged. The premiums and cash values for the new policy will be the same as those for fixed benefit policies issued by Northwestern on the Issue Date of the Policy. The exchange must be made within twenty-four months after the Issue Date. No evidence of insurability is required.

         42. The exchange will be subject to an equitable cash adjustment, as required by the Rule. The new policy will be structured on the 4% investment interest rate assumption which also underlies the variable Policy. The amount of the cash adjustment will be equal to the difference between the premiums on the Policy and the premiums on the new policy for the period from the Policy Date to the date of the exchange, plus or minus the amount by which actual net investment results for the Policy differ from the results which would have been produced if actual investment results had coincided with the 4% assumed rate.

         43. The effective date of the exchange will be the date when Northwestern receives the request together with the Policy and any amount due for the cash adjustment. The owner of

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the Policy may request a later date. An amount equal to the interest of the
Policy in the Account will be transferred from the Account to Northwestern's general account on the effective date of the exchange.

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